February 26, 2026

Nathaniel Bradley
Chief Executive Officer
Datavault AI Inc.
One Commerce Square
2005 Market Street, Suite 2400
Philadelphia, PA 1910

       Re: Datavault AI Inc.
           Draft Registration Statement on Form S-3
           Submitted February 13, 2026
           CIK No. 0001682149
Dear Nathaniel Bradley:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Elizabeth Razzano